UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors and Certain Officers; Appointment of new Directors and Certain Officers

On August 20, 2019, Mr. Jianjun Sun informed Dragon Victory International Limited (the “Company”) that he was resigning from his positions as the Chief Executive Officer (“CEO”), Chairman of the Board of Directors (the “Board”), and a director of the Company, effective immediately. Mr. Sun resigned for personal reasons and not due to any disagreements with the Company.

On August 21, 2019, Mr. Limin Liu (“Mr. Liu”) was appointed to fill the vacancy and serve as the CEO, Chairman of the Board, and a director of the Company until his successor is duly qualified and elected to succeed him at the Company’s next annual meeting or such earlier date of his resignation or removal.

From July 2014 to June 2019, Mr. Liu served as the Global Lead of Department of Financial Service Industry of Huawei Technologies Co., Ltd. From 2006 to 2014, Mr. Liu served as the vice president for sales and technology of Beijing Futong Dongfang Technology Co., Ltd. From 1994 to 2006, Mr. Liu worked at IBM China subsequently as an engineer, business representative, and director of sales. Mr. Liu graduated from Zhejiang University in 1993 with a major in motor control.

Effective as of August 21, 2019, the Company and Mr. Liu entered into a director offer letter (the “Liu Director Offer Letter”), a form of which is attached hereto as Exhibit 10.1, and an employment agreement (the “Employment Agreement”), which is attached hereto as Exhibit 10.2. Pursuant to the Liu Director Offer Letter and the Employment Agreement, the Company agreed to pay Mr. Liu RMB 200,000 in cash per year for serving on the Board starting from the date of the Liu Director Offer Letter, which shall be paid to Mr. Liu quarterly in arrears as determined by the Company, and RMB 600,000 in cash per year for serving as the CEO, which shall be paid to Mr. Liu monthly in arrears as determined by the Company. The Company shall also reimburse Mr. Liu for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Liu Director Offer Letter.

Mr. Liu has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Liu had, or will have, a direct or indirect material interest.

On August 20, 2019, the Board also received the resignation of Mr. Hongyu Zhang as a director of Company, effective immediately. Mr. Zhang resigned for personal reasons and not due to any disagreements with the Company.

On August 21, 2019, Mr. Wei Wang (“Mr. Wang”) was appointed to fill the vacancy and serve as a director of the Company until his successor is duly qualified and elected to succeed him at the Company’s next annual meeting or such earlier date of his resignation or removal.

Mr. Wang has served as the general manager of Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd. since January 2014. From February 1991 to December 2013, Mr. Wang worked in the Fire Department of Hangzhou City. Mr. Wang received a bachelor’s degree in business management from Party School of the Central Committee of C.P.C. in 2000.

Effective as of August 21, 2019, the Company and Mr. Wang entered into a director offer letter (the “Wang Director Offer Letter”), pursuant to which the Company agrees to pay Mr. Wang RMB 600,000 in cash per year for serving on the Board starting from the date of the Wang Director Offer Letter, which shall be paid to Mr. Wang quarterly in arrears as determined by the Company. The Company shall also reimburse Mr. Wang for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Wang Director Offer Letter.

Mr. Wang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Wang had, or will have, a direct or indirect material interest.

On August 23, 2019, the Company issued a press release announcing the change of Chairman, CEO, and directors. A copy of the press release is being furnished as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: August 23, 2019	By:	/s/ Xiaohua Gu
Name: Xiaohua Gu
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Form of Director Offer Letter
Exhibit 10.2	Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019
Exhibit 99.1	Press Release dated August 23, 2019

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